UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

THE ARISTOTLE CORPORATION
(Name of Issuer)

Series I Preferred Stock, par value $.01 per share
(Title of Class of Securities)

040448-30-0
(Cusip Number)

John J. Crawford
27 Elm Street
New Haven, CT 06510
(203) 786-4719
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040448-30-0

1.   NAMES OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John J. Crawford

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [ ]
        (b)   [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
        PF, SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [   ]

6. CITIZENSHIP OR PLACE OR ORGANIZATION
        UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER 65,553 SHARES

8. SHARED VOTING POWER - 0 - SHARES (see Item 5)

9. SOLE DISPOSITIVE POWER 65,553 SHARES

10. SHARED DISPOSITIVE POWER - 0 - SHARES (see Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON 65,553 SHARES

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
        [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%

14. TYPE OF REPORTING PERSON*
    IN

*SEE INSTRUCTIONS

Item 1. Security and Issuer

    The undersigned hereby supplements and amends the Schedule 13D, dated June 17, 2002, as previously amended by Amendment No. 1 to Schedule 13D, dated April 11, 2003 (collectively, the "Statement"), each filed in connection with the Series I Preferred Stock, par value $.01 per share ("Series I Preferred Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 96 Cummings Point Road, Stamford, Connecticut 06902, as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction

The first paragraph of Item 4 of the Statement is amended to read as follows:

"Since April 11, 2003, the Reporting Person has sold 30,000 shares of the Series I Preferred Stock in connection with the Reporting Person's personal financial planning. The Reporting Person may from time to time, acquire or sell additional shares of the Company's securities. Such transactions will be consummated by the Reporting Person for investment purposes and in connection with the Reporting Person's personal financial planning."

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to modify the first paragraph as follows:

"The Reporting Person is the beneficial owner and has the power to vote and dispose of 65,553 shares of Series I Preferred Stock, which constitutes 6.2% of the outstanding shares of Series I Preferred Stock. The Reporting Person is also the beneficial owner and has the power to vote and dispose of 85,753 shares of Common Stock, which constitutes .5% of the outstanding shares of Common Stock."

Item 5 of the Statement is further amended hereby to add the following:

"Since April 11, 2003, the Reporting Person has sold 30,000 shares of Series I Preferred Stock. These shares were sold in a private sale at a price of $6.60 per share. This transaction was made by the Reporting Person in connection with the Reporting Person's personal financial planning."

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 30, 2003

/s/ John J. Crawford
_____
John J. Crawford